Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 5 DATED JUNE 16, 2022

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 5 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company’s net asset value for the month ended May 31, 2022;
•	to disclose certain return information for all outstanding classes of shares; and
•	to disclose an updated “Our Portfolio” section.

Public Offering Price Adjustment

On June 15, 2022, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of June 22, 2022 and will be used for the Company’s next monthly closing for subscriptions on June 30, 2022. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of May 31, 2022. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$34.26	$32.82	$30.95	$31.79
Selling Commissions, Per Share	$2.06	$0.98
Dealer Manager Fees, Per Share	$0.85	$0.58

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On June 15, 2022, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
July 28, 2022	August 10, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended May 31, 2022

On June 15, 2022, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price based on the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be June 30, 2022. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of May 31, 2022:

Month Ended May 31, 2022	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$147,689,710	$54,528,767	$57,389,630	$40,095,781	$213,287,686	$59,586,718	$572,578,292
Number of Outstanding Shares	4,420,872	1,739,531	1,835,831	1,295,707	6,709,338	1,766,079	17,767,358
Net Asset Value, Per Share	$33.41	$31.35	$31.26	$30.95	$31.79	33.74
Net Asset Value, Per Share Prior Month	$33.26	$31.24	$31.20	$30.88	$31.68	$33.62
Increase in Net Asset Value, Per Share from Prior Month	$0.15	$0.11	$0.06	$0.07	$0.11	$0.12

The increase in the Company’s net asset value per share for each applicable share class for the month ended May 31, 2022 was primarily driven by the increases in the fair value of seven out of the eleven of the Company’s portfolio company investments. The fair value of three of the Company’s portfolio company investments decreased. The fair value of one of the Company’s portfolio company investments did not change.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through May 31, 2022, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	3-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	4.0%	7.8%	38.7%	12.9%	59.8%	February 7, 2018 – May 31, 2022
Class FA (with sales load)	-2.8%	0.7%	29.7%	9.9%	49.4%	February 7, 2018 – May 31, 2022
Class A (no sales load)	3.6%	6.3%	33.6%	11.2%	51.0%	April 10, 2018 – May 31, 2022
Class A (with sales load)	-5.2%	-2.7%	22.2%	7.4%	38.2%	April 10, 2018 – May 31, 2022
Class I	3.6%	6.5%	34.5%	11.5%	52.8%	April 10, 2018 – May 31, 2022
Class T (no sales load)	3.3%	5.8%	29.3%	9.8%	43.4%	May 25, 2018 – May 31, 2022
Class T (with sales load)	-1.6%	0.7%	23.1%	7.7%	36.6%	May 25, 2018 – May 31, 2022
Class D	3.5%	6.6%	31.9%	10.6%	43.8%	June 26, 2018 – May 31, 2022
Class S (no sales load)	4.4%	8.6%	N/A	N/A	33.6%	March 31, 2020 – May 31, 2022
Class S (with sales load)	0.7%	4.8%	N/A	N/A	29.0%	March 31, 2020 – May 31, 2022

(1) For the period from January 1, 2022 through May 31, 2022.

(2) For the period from June 1, 2021 through May 31, 2022.

(3) For the period from June 1, 2019 through May 31, 2022. The AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class through May 31, 2022.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the five months ended May 31, 2022, sources of declared distributions on a GAAP basis were as follows:

	Five Months Ended May 31, 2022
	Amount	% of Total Distributions Declared
Net investment income[1]	$5,386,362	64.2%
Distributions in excess of net investment income[2]	3,000,328	35.8%
Total distributions declared	$8,386,690	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Five Months Ended May 31, 2022
	Amount	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support reimbursement	$5,977,655	107.4%
Expense support reimbursement	(591,293)	(10.6)%
Net investment income	5,386,362	96.8%
Cash distributions net of distributions reinvested in excess of net investment income[2]	179,519	3.2%
Cash distributions net of distributions reinvested[3]	$5,565,881	100.0%

1 There was no expense support due from the Manager and Sub-Manager for the five months ended May 31, 2022.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the five months ended May 31, 2022, excludes $2,820,809 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however, as of the date of this current report, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission.

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see Note 4. “Fair Value of Financial Instruments” in Item 1. “Financial Statements” in Part I of the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2022. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 pandemic has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.”

Our Portfolio

The following disclosure supersedes and replaces the section “Our Portfolio —Clarion Safety Systems” which first appears on page 101 of the Prospectus.

Clarion Safety Systems

Overview. On December 9, 2021, we, through our wholly-owned subsidiary, Clarion Strategic Capital EquityCo, LLC, acquired an approximately 99% indirect equity ownership interest in Clarion Safety Systems, LLC (“Clarion”). The remaining indirect equity ownership in Clarion in an amount equal to approximately $0.5 million (the “Clarion Management Rollover Amount”) is held by members of the Clarion executive management team. In connection with the transaction, our indirect subsidiary, Clarion Safety Buyer, LLC (the “Clarion Buyer”) entered into a Unit Purchase Agreement (the “Clarion Purchase Agreement”) with the pre-closing members of Clarion (the “Clarion Sellers”) and Clarion Investment Holdings, LLC, as the seller representative, pursuant to which the Clarion Buyer paid aggregate consideration of approximately $67.5 million less the Clarion Management Rollover Amount, subject to certain net working capital, transaction expenses, and other customary post-closing purchase price adjustments (the “Clarion Acquisition”). The Clarion Purchase Agreement contains customary representations, warranties, and covenants by the Clarion Buyer and the Clarion Sellers. Our investment in Clarion is comprised of an indirect common equity interest investment of approximately $46.8 million and a concurrent debt investment of approximately $22.5 million made through our wholly-owned subsidiary, Clarion Strategic Capital DebtCo, LLC, in the form of a senior secured note issued jointly and severally by the Clarion Buyer and Clarion. On June 3, 2022, we made an additional $4.0 million equity investment in Clarion.

Company Overview. Founded in 1990 and headquartered in Milford, PA, Clarion is a provider of standards-based visual safety labels and signs that support original equipment manufacturers (“OEMs”), facility owners, and employers in reducing risk and protecting workers. Clarion serves thousands of customers across the world in a large and diverse set of industries. Customers rely upon Clarion’s expertise to help them navigate applicable regulatory and safety standards related to risk communication, resulting in the implementation of tailored systems of risk reduction.

Investment Highlights. We believe that Clarion’s revenue streams tend to be recurring and stable as they are tied to the manufacture and sale of a broad, diversified range of global capital equipment. We also believe that Clarion’s products are a cost-effective and necessary method for protecting users from potential liability as adequate warning labels and signs are required by OSHA and other industry bodies, providing for a durable business model. Revenue for Clarion has grown at an approximately 6.9% compound annual growth rate from the year ended December 31, 2010 to the trailing twelve months ended March 31, 2022.

Growth Opportunities. We believe the following are key growth opportunities for Clarion: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) accretive acquisitions and (iv) service offering expansion.

In June 2022, Clarion acquired Machine Safety Specialists. Founded in 1977, Machine Safety Specialists’ engineering consulting services include machine safety audits and risk assessments, machine safeguarding plans, verification and validation services and other workstreams that contribute to clients’ compliance with applicable machine safety standards. We believe that Machine Safety Specialists’ services are non-discretionary and will assist clients to comply with increasing industrial safety regulations. We also believe that this acquisition will provide an opportunity for Machine Safety Specialists to sell consulting services to Clarion’s existing customer base, and to market Clarion’s facility safety signage in connection with its facility audit and safety assessments. Additionally, we believe the acquisition will bring additional technical expertise to Clarion to assist with development of safety products and resources.

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